BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

August 8, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	BGC Partners, Inc.
Supplemental Response to Registration Statement on Form S-3
Filed July 11, 2011
File No. 333-175034

Dear Mr. McTiernan:

On behalf of BGC Partners, Inc. (the “Registrant” or the “Company”), we are writing in response to the comment letter dated July 19, 2011 from you in connection with the Registration Statement on Form S-3 (the “Registration Statement”) of the Company filed on June 21, 2011, File No. 333-175034.

For your convenience, the Registrant has repeated your comments in full, and the Registrant’s responses are consistent with the numbering of your comments and the heading used in the comment letter. Unless otherwise indicated, (i) page references are to the prospectus contained in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) of the Company filed on the date hereof, and (ii) terms used herein and not defined have the meanings ascribed to them in such prospectus.

General

1.	We note that Cantor may satisfy its share delivery obligation under the distribution rights agreement by purchasing additional shares in the future. Please confirm to us that the shares to be offered pursuant to this prospectus are already outstanding, or will be issued upon conversion of already outstanding BGC Partners securities, and are owned directly or indirectly by Cantor or the individual selling stockholders.

The Company hereby confirms that the shares of Class A common stock of the Company that are subject to distribution rights obligations of Cantor and are to be offered pursuant to the prospectus are, as described in the second paragraph under “Selling Stockholders”

on page 10 of the prospectus, already outstanding as a result of Cantor’s exchange of 9,000,000 Cantor units for 9,000,000 shares of Class A common stock on May 5, 2011 and are owned directly by Cantor or by the named Individual Selling Stockholders to whom Cantor has distributed the shares.

2.	Please revise the prospectus to clarify that you will name in a prospectus supplement any additional individual selling stockholders to the extent they direct Cantor, pursuant to the terms of the distribution rights agreement, to sell Class A common stock on their behalf pursuant to this registration statement.

The Company has revised the language in the second paragraph under “Selling Stockholders” on page 10 of the prospectus and in the first paragraph under “Plan of Distribution” on page 26 of the prospectus to clarify that the Company will name in a prospectus supplement any additional Individual Selling Stockholders to the extent that they direct Cantor, pursuant to the terms of Cantor’s distribution rights obligations, to sell shares of Class A common stock on their behalf pursuant to the registration statement.

Any questions or comments regarding any of the foregoing should be directed to the undersigned at 212-829-4923. Thank you.

BGC PARTNERS, INC.

/s/ Caroline A Koster

Caroline A. Koster

Vice President and Assistant General Counsel

cc:	Stephen M. Merkel, Esq. (BGC Partners, Inc.)
Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)
George G. Yearsich, Esq. (Morgan, Lewis & Bockius LLP)

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